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                              May 3, 2021

       Gerome Daren Sapp
       Chief Executive Officer
       370 Markets LLC
       8545 W. Warm Springs Road, Ste A4 #192
       Las Vegas, NV 89113

                                                        Re: 370 Markets LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 1
                                                            Filed April 26,
2021
                                                            File No. 024-11383

       Dear Mr. Sapp:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed April 26, 2021

       General

   1. Please update your financial statements pursuant to paragraphs (c) and (b)(3)(D)
                                                        of Part F/S of Form
1-A.
   2.                                                   Please file a legal
opinion for the securities offered in Series Grammy.
 Gerome Daren Sapp
FirstName  LastNameGerome  Daren Sapp
370 Markets  LLC
Comapany
May  3, 2021Name370 Markets LLC
May 3,
Page 2 2021 Page 2
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at
(202) 551-3442 with
any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services